# UNITED STATES OF AMERICA
## Before the
## SECURITIES AND EXCHANGE COMMISSION

**SECURITIES EXCHANGE ACT OF 1934**
Release No. 82104 / November 16, 2017

**ADMINISTRATIVE PROCEEDING**
File No. 3-18011

| | |
|---|---|
| **In the Matter of** | **ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934** |
| **Integrated Freight Corporation,** | |
| **Respondent.** | |

## I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Integrated Freight Corporation ("Integrated Freight" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 5, 2017, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

## II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Integrated Freight Corporation ("Order"), as set forth below.

## III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

1.    Integrated Freight (CIK No. 783284) is a Florida corporation in the business of motor freight services located in Danbury, Connecticut.  At all times relevant to this proceeding, the securities of Integrated Freight were registered under Exchange Act Section 12(g).  As of June 5, 2017, the company's stock (symbol "IFCR") was quoted on OTC Link (previously "Pink Sheets") operated by OTC Markets Group Inc. ("OTC Link"), had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

2.    Integrated Freight failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended March 31, 2015.

## IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder.  No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of November 17, 2017.[2]

By the Commission.

Brent J. Fields
Secretary

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[2]This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.